UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES CHANGES TO MEMBERSHIP OF BOARD COMMITTEES

International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) today announced the appointment of Alberto Dessy to its Audit Committee, Samantha Ravich to its Compensation Committee and Beatrice Bassey to its Nominating and Corporate Governance Committee by the Company’s Board of Directors. All of these changes will be effective from the Company’s 2020 Annual General Meeting. Mr. Dessy and Ms. Ravich joined the Board of Directors in April 2015 and July 2019, respectively, and will replace Paget Alves on the Audit Committee and the Compensation Committee, respectively. Ms. Bassey joined the Board of Directors in March 2020 and will succeed Mr. Dessy on the Nominating and Corporate Governance Committee, from which he will step down effective from the Company’s 2020 Annual General Meeting.

Mr. Dessy is a Professor at Bocconi University and a chartered accountant specializing in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and an independent expert appointed by the court in various legal disputes. In addition to serving on IGT’s Board of Directors, he is also currently on the board of directors of Chiorino S.p.A. and has been on the boards of many companies, both listed and unlisted, including Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A., Milano Centro S.p.A., and DeA Capital S.p.A., in addition to IGT’s predecessor company GTECH S.p.A. Mr. Dessy graduated from Bocconi University.

Ms. Ravich is the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab; the Vice Chair of the President’s Intelligence Advisory Board; a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy’s Advisory Board. Ms. Ravich is also a managing partner at A2P, LLC and a Board Governor at GIA. Previously, she served as Deputy National Security Advisor for Vice President Cheney, and held a variety of other leadership roles. Ms. Ravich received her Ph.D. in Policy Analysis from the RAND Graduate School and her MCP/BSE from the University of Pennsylvania/Wharton School.

Ms. Bassey is the Group General Counsel, Chief Compliance Officer, and Corporate Secretary of Atlas Mara Ltd. In addition to serving on IGT’s Board of Directors, she also serves as Chair of the Board of Union Bank of Nigeria PLC, and serves as a director on the boards of African Banking Corporation of Botswana Ltd. (member of remuneration, risk & compliance, and audit committees) and Banque Populaire du Rwanda (member of the remuneration and risk & compliance committees; chair of the credit committee). Previously, Ms. Bassey served as a director of PowerPlay NYC; MacArthur Foundation's Nigeria Higher Education Foundation; Self Help Africa; and Ron Brown Center for Civil Rights and Economic Development, New York. She was also a partner and member of the executive committee of Hughes, Hubbard & Reed, LLP, New York. Ms. Bassey received her LL.M from Harvard Law School; LL.B in Law from the University of Maiduguri, Nigeria; and BL in Law from the Nigerian Law School.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Changes to Membership of Board Committees” dated May 13, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Changes to Membership of Board Committees” dated May 13, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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